SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Anápolis Ltda.
Valuation of net book value
on October 31, 2009
for merger purposes

Valuation of net book value on October 31, 2009 for merger purposes

Net Anápolis Ltda.

1. Globalconsulting Assessoria Contábil Ltda., duly inscribed in the Regional Accounting Council (CRC) of São Paulo under number 2SP023158/O-8 and in the roll of corporate taxpayers (CNPJ/MF) under number 06.063.913/0001 -33, with its articles of organization registered at the 3rd Civil Registry of Deeds and Documents for Legal Entities of São Paulo under number 473.500, with headquarters and jurisdiction in the city and state of São Paulo at Av. Brigadeiro Luis Antonio, 2367, 16º andar, represented by its partner, Sergio da Silva, Brazilian, accountant, inscribed in the Regional Accounting Council (CRC) under number 1SP114111/O-8, bearer of identification document (RG) 11.683.592 -8-SP and inscribed in the roll of individual taxpayers (CPF/MF) under number 013.317.858 -71, appointed by Net Serviços de Comunicação S.A. to determine the net book value of Net Anápolis Ltda. on October 31, 2009, in accordance with Article 224, Item III and Article 227 of Brazilian Corporation Law (Federal Law 6,404/76) for the specific purpose of the merger of Net Anápolis Ltda. by Net Serviços de Comunicação S.A.

2. The net book value of the company mentioned above will be determined based on the balance sheet of October 31, 2009, which was prepared under the responsibility of the company’s management.

3. Our valuation was conducted with the objective of verifying the adequacy of the financial statements in all relevant aspects. Accordingly, our valuation consisted of the following procedures: (a) planning of work, considering the relevance of the balances, transaction volumes, accounting systems and internal controls of the company; (b) verification, based on tests, of the substantiating documents and records supporting the amounts and accounting information disclosed; and (c) evaluation of the most important accounting practices and estimates adopted by the company’s administration.

4. Based on the work performed, we concluded that the value of the assets, rights and obligations that compose the net book value of Net Anápolis Ltda., based on the summarized balance sheet of October 31, 2009 presented below, is R$ 2,820,765.63 and is recorded in the company’s accounting records, in accordance with the accounting practices adopted in Brazil.

Summarized balance sheet as of October 31, 2009
In Brazilian real

10/31/2009

ASSETS
Current
Cash and cash equivalents	337,242.55
Accounts receivable	677,324.94
Inventories	152,301.51
Accounts receivable from related parties	218,946.08
Recoverable taxes	57,314.75
Prepaid expenses	44,077.52
Other credits and receivables	69,691.20

Total current assets	1,556,898.55

Non-current

Long-term assets
Accounts receivable from related parties	17,422.61
Judicial deposits	38,451.24
Recoverable taxes	502.37
Other credits and receivables	253,344.13

309,720.35

Fixed assets	6,337,269.32

Intangible assets	161,503.00

Total non-current assets	6,808,492.67

Total assets	8,365,391.22

Liabilities and shareholders’ equity

10/31/2009

LIABILITIES
Current
Suppliers	288,888.49
Programming providers	273,406.58
Tax obligations	214,005.98
Salaries and payroll charges	318,797.92
Accounts payable to related parties	517,708.56
Income tax and social contribution	33,276.00
Accounts payable for copyrights – ECAD	76,096.19
Provisions and other accounts payable	15,115.74

Total current liabilities	1,737,295.46

Non-current

Long-term liabilities
Accounts payable to related parties	3,306,781.12
Contingencies	136,291.44
Deferred revenue	364,257.57

Total non-current liabilities	3,807,330.13

Shareholders’ equity
Capital stock	18,618,334.38
Capital reserve	2,246.19
Accrued losses	(15,799,814.94)

2,820,765.63

Total liabilities and shareholders’ equity	8,365,391.22

5. In compliance with CVM Instruction 319 of December 3, 1999, we inform that:

(a) in accordance with the professional rules established by the Federal Accounting Council through Resolution 821/97, we have no knowledge of any direct or indirect conflicts of interest or of any other circumstances that represent a conflict of interest with regard to the services described above; and

(b) we are not aware of any attempt by the company’s controlling shareholder or administrators to direct, limit, hinder or practice any act that hindered or could hinder the access to, use of or knowledge of information, assets, documents or work methodologies relevant to the quality of this report.

Anápolis – Goiania, November 12, 2009

Globalconsulting Assessoria Contábil Ltda.
CRC 2SP023158/O -8

Sergio da Silva
Partner
CRC 1SP114111/O-8/S/GO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.